UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2009

Commission File Number 000-50112

Newcastle Resources Ltd.

(Translation of registrant’s name into English)

Suite 605 – 475 Howe Street, Vancouver, British Columbia V6C 2B3

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes   ☐ No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82 - ☐

NEWCASTLE RESOURCES LTD.

#605 – 475 Howe Street

Vancouver, BC V6C 2B3

Telephone: (604) 684-4312 Fax: (604) 608-4740

NOTICE OF ANNUAL GENERAL MEETING

TO THE SHAREHOLDERS:

NOTICE IS HEREBY GIVEN that the annual general meeting (the “Meeting”) of Newcastle Resources Ltd. (the “Company”) will be held at the offices of the Company’s solicitors, Clark Wilson LLP, 8th Floor, 885 West Georgia Street, Vancouver, British Columbia, on Tuesday, October 6, 2009 at 2:00 p.m. (Vancouver time) to transact the usual business of an annual general meeting and for the following purposes:

1.	To receive the financial statements of the Company, together with the auditor’s report thereon, for the fiscal year ended December 31, 2008;
2.	To set the number of directors at three (3);
3.

To elect John Toljanich, Brent Petterson and Roy Brown as directors of the Company, to hold office until the next annual meeting of the Company, or until their successors are duly elected or appointed in accordance with the Company’s Articles, or until such director’s earlier death, resignation or removal;

4.

To appoint Manning Elliot LLP, Chartered Accountants, as auditor of the Company for the fiscal year ended December 31, 2009 and to authorize the directors to fix the remuneration to be paid to Manning Elliot LLP, Chartered Accountants, as auditor of the Company;

5.	To transact such further or other business as may properly come before the Meeting and any adjournment or adjournments thereof.

An Information Circular and Form of Proxy accompany this Notice of Annual General Meeting. These documents provide additional information relating to the matters to be dealt with at the Meeting and are expressly part of this Notice of Annual General Meeting.

The share transfer books of the Company will not be closed, but the Company’s Board of Directors has fixed August 31, 2009 as the record date for the determination of shareholders entitled to notice of and to vote at the Meeting and at any adjournment or postponement thereof. Each registered shareholder at the close of business on that date is entitled to such notice and to vote at the Meeting in the circumstances set out in the accompanying Information Circular.

If you are unable to attend the Meeting in person, please complete, sign and date the enclosed Form of Proxy and return the same in the enclosed return envelope provided for that purpose. If you receive more than one Form of Proxy because you own shares registered in different names or addresses, each Form of Proxy should be completed and returned. The completed Form of Proxy must be received by the Company or by Computershare Trust Company of Canada by mail or by fax, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the Meeting or an adjournment of the Meeting.

Please advise the Company of any change in your address.

DATED at Vancouver, British Columbia, this 3rd day of September, 2009.

By Order of the Board of Directors of

NEWCASTLE RESOURCES LTD.

Per:	/s/ John Toljanich
JOHN TOLJANICH
President, Chief Executive Officer,
Secretary and Director

NEWCASTLE RESOURCES LTD.

Suite 605 – 475 Howe Street

Vancouver, BC V6C 2B3

Telephone: (604) 684-4312 Fax: (604) 608-4740

INFORMATION CIRCULAR

Dated September 3, 2009 (unless otherwise noted)

Introduction

This Information Circular accompanies the Notice of Annual General Meeting (the “Notice”) and is furnished to the holders (the “Shareholders”) of common shares (the “Shares”) of Newcastle Resources Ltd. (the “Company”) in connection with the solicitation by the management of the Company of proxies to be voted at the annual general meeting (the “Meeting”) of the Shareholders to be held on Tuesday, October 6, 2009 at 2:00 p.m. (Vancouver time) at Clark Wilson LLP, 8th Floor, 885 West Georgia Street, Vancouver, British Columbia, or at any adjournment or postponement thereof.

PROXIES AND VOTING RIGHTS

Management Solicitation

The solicitation of proxies will be conducted by mail and may be supplemented by telephone or other personal contact to be made without special compensation by the directors, regular officers and employees of the Company. The Company does not reimburse Shareholders, nominees or agents for the cost incurred in obtaining from their principals authorization to execute Forms of Proxy, except that the Company has requested brokers and nominees who hold Shares in their respective names to furnish this proxy material to their customers, and the Company will reimburse such brokers and nominees for their related out of pocket expenses. No solicitation will be made by specifically engaged employees or soliciting agents. The cost of solicitation will be borne by the Company.

Voting And Revocability Of Proxy

Registered Shareholders are entitled to vote at the Meeting. A Shareholder is entitled to one vote for each Share that such Shareholder holds on August 31, 2009 (the “Record Date”) on the resolutions to be voted upon at the Meeting and any other matter to come before the Meeting.

The persons named as proxyholders (the “Designated Persons”) in the enclosed Form of Proxy were designated by directors of the Company. A Shareholder has the right to appoint a person or corporation (who need not be a Shareholder) to attend and act for and on behalf of that Shareholder at the Meeting, other than the Designated Persons named in the enclosed Form of Proxy. The Shareholder may exercise this right by striking out the printed names and inserting the name of such other person and, if desired, an alternate to such person in the blank space provided in the Form of Proxy.

In order to be voted, the completed Form of Proxy must be received by the Company or by Computershare Trust Company of Canada (the “Transfer Agent”) by mail or by fax, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the Meeting or an adjournment of the Meeting.

A Form of Proxy may not be valid unless it is dated and signed by the Shareholder who is giving it or by that Shareholder’s attorney-in-fact duly authorized by that Shareholder in writing or, in the case of a corporation, dated and executed by a duly authorized officer of, or attorney-in-fact for, the corporation. If a Form of Proxy is executed by an attorney-in-fact for an individual Shareholder or joint Shareholders or by an officer or attorney-in-fact for a corporate Shareholder, the instrument so empowering the officer or attorney-in-fact, as the case may be, or a notarial copy thereof, should accompany the Form of Proxy.

A Shareholder who has given a proxy may revoke it at any time before it is exercised by an instrument in writing: (a) executed by that Shareholder or by that Shareholder’s attorney-in-fact authorized in writing or, where that

Shareholder is a corporation, by a duly authorized officer of, or attorney-in-fact for, the corporation; and (b) delivered either: (i) to the Company at Suite 605 – 475 Howe Street, Vancouver, British Columbia, V6C 2B3 (Attention: Brent Petterson) at any time up to and including the last business day preceding the day of the Meeting or, if adjourned or postponed, any reconvening thereof, or (ii) to the Chairman of the Meeting prior to the vote on matters covered by the proxy on the day of the Meeting or, if adjourned or postponed, any reconvening thereof; or (iii) in any other manner provided by law. Also, a proxy will automatically be revoked by either: (i) attendance at the Meeting and participation in a poll (ballot) by a Shareholder, or (ii) submission of a subsequent proxy in accordance with the foregoing procedures. A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

In the absence of any instructions, the Designated Persons or other proxy agent named on the proxy will cast the Shareholder’s votes on any poll (ballot) for the approval of all the matters in the items set out in the Form of Proxy and in favour of each of the nominees named therein for election as directors. Shares represented by a Shareholder’s Form of Proxy will be voted or withheld from voting in accordance with the instructions of the Shareholder on any ballot that may be called for and if the Shareholder specifies a choice with respect to any matter to be acted upon, the Shares will be voted accordingly.

The enclosed Form of Proxy confers discretionary authority upon the persons named therein with respect to other matters which may properly come before the Meeting, including any amendments or variations to any matters identified in the Notice of Meeting. At the date of this Information Circular, management of the Company knew of no such amendments, variations, or other matters to come before the Meeting.

In the case of abstentions from or withholding of the voting of Shares on any matter, the Shares which are the subject of the abstention or withholding will be counted for determination of a quorum, but will not be counted as affirmative or negative on the matter to be voted upon.

No person has been authorized to give any information or to make any representation other than those contained in this Information Circular in connection with the solicitation of proxies and, if given or made, such information or representation must not be relied upon as having been authorized by the Company. The delivery of this Information Circular shall not create, under any circumstances, any implication that there has been no change in the information set forth herein since the date of this Information Circular. This Information Circular does not constitute the solicitation of a proxy by anyone in any jurisdiction in which such solicitation is not authorized or in which the person making such solicitation is not qualified to do so or to anyone to whom it is unlawful to make such offer or solicitation.

Non-registered holders

Only registered Shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Most Shareholders of the Company are “non-registered” Shareholders because the Shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the Shares. More particularly, a person is not a registered Shareholder in respect of Shares which are held on behalf of that person (the “Non-Registered Holder”) but which are registered either: (a) in the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the Shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP’s, RRIF’s, RESP’s and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited (“CDS”)) of which the Intermediary is a participant. In accordance with the requirements set out in National Instrument 54-101 “Communication with Beneficial Owners of Securities of a Reporting Issuer”, the Company has distributed copies of the Notice of Annual and Special Meeting, this Information Circular and the Form of Proxy (collectively, the “Meeting Materials”) to the clearing agencies and Intermediaries for distribution to Non-Registered Holders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

(a)

be given a Form of Proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature) and which is restricted as to the number of Shares beneficially owned by the Non-Registered Holder but which is otherwise not completed. Because the Intermediary has already signed the Form of Proxy, this Form of Proxy is not required to be signed by the Non-Registered Holder when submitting the proxy. In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the Form of Proxy and deposit it with the Company’s Registrar and Transfer Agent as provided above; or

(b)

more typically, be given a voting instruction form which is not signed by the Intermediary, and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute voting instructions (often called a “proxy authorization form”) which the Intermediary must follow. Typically, the proxy authorization form will consist of a one page pre-printed form. Sometimes, instead of a one page pre-printed form, the proxy authorization will consist of a regular printed Form of Proxy accompanied by a page of instructions, which contains a removable label containing a bar-code and other information. In order for the Form of Proxy to validly constitute a proxy authorization form, the Non-Registered Holder must remove the label from the instructions and affix it to the Form of Proxy, properly complete and sign the Form of Proxy and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit a Non-Registered Holder to direct the voting of the Shares which they beneficially own. Should a Non-Registered Holder who receives one of the above forms wish to vote at the Meeting in person, the Non-Registered Holder should strike out the names of the Designated Persons named in the Form of Proxy and insert the Non-Registered Holder’s name in the blank space provided. In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the Form of Proxy or proxy authorization form is to be delivered.

There are two kinds of beneficial owners – those who object to their name being made known to the issuers of securities which they own (called OBOs for Objecting Beneficial Owners) and those who do not object to the issuers of the securities they own knowing who they are (called NOBOs for Non-Objecting Beneficial Owners). Pursuant to National Instrument 54-101, issuers can obtain a list of their NOBOs from Intermediaries for distribution of proxy-related materials directly to NOBOs.

This year, the Company has decided to take advantage of the provisions of National Instrument 54-101 that permit it to directly deliver proxy-related materials to its NOBOs. As a result, NOBOs can expect to receive a scannable Voting Instruction Form (a “VIF”) from the Transfer Agent. These VIFs are to be completed and returned to the Transfer Agent in the envelope provided or by facsimile. In addition, the Transfer Agent provides both telephone and internet voting as described on the VIF itself which contains complete instructions. The Transfer Agent will tabulate the results of the VIFs received from NOBOs and will provide appropriate instructions at the Meeting with respect to the Shares represented by the VIFs they receive.

THESE MEETING MATERIALS ARE BEING SENT TO BOTH REGISTERED AND NON-REGISTERED SHAREHOLDERS. IF YOU ARE A NON-REGISTERED HOLDER, AND THE COMPANY OR ITS AGENT HAS SENT THESE MATERIALS DIRECTLY TO YOU, YOUR NAME AND ADDRESS AND INFORMATION ABOUT YOUR HOLDINGS OF SECURITIES HAVE BEEN OBTAINED IN ACCORDANCE WITH APPLICABLE SECURITIES REGULATORY REQUIREMENTS FROM THE INTERMEDIARY HOLDING ON YOUR BEHALF.

INTEREST OF CERTAIN PERSONS OR COMPANIES

IN MATTERS TO BE ACTED UPON

Except as otherwise disclosed herein, no director or executive officer of the Company who was a director or executive officer since the beginning of the Company’s last financial year, no proposed nominee for election as a director, or any associate or affiliates of any such directors or executive officers, has any material interest, direct or indirect, by way of beneficial ownership of Shares or other securities in the Company or otherwise, in any matter to be acted upon at the Meeting, other than the election of directors or the appointment of auditors.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The Company is authorized to issue an unlimited number of common shares without par value (the “Shares”) and an unlimited number of preferred shares, of which 1,258,875 Shares are issued and outstanding and no preferred shares are issued and outstanding as of August 31, 2009.

Only the Shareholders of record on August 31, 2009 will be entitled to vote at the Meeting and such Shareholders are entitled to one vote for each Share held.

To the knowledge of the directors and senior officers of the Company, no person beneficially owns, or controls or directs, directly or indirectly, Shares carrying 10% or more of the voting rights attached to all Shares of the Company.

NUMBER OF DIRECTORS

The Articles of the Company provide for a Board of Directors of no fewer than three directors and no greater than fifteen directors or such number as is determined, from time to time, by the Board.

At the Meeting, Shareholders will be asked to pass an ordinary resolution to set the number of directors of the Company for the ensuing year at three (3). The number of directors will be approved if the majority of Shareholders present or represented by proxy at the Meeting and entitled to vote, vote in favour of setting the number of directors at three (3).

Management recommends the approval of the resolution to set the number of directors of the Company at three (3).

ELECTION OF DIRECTORS

The directors of the Company are elected at each annual meeting and hold office until the next annual meeting or until their successors are appointed in accordance with the Company’s Articles, or until such director’s earlier death, resignation or removal. In the absence of instructions to the contrary, the enclosed Form of Proxy will be voted for the nominees listed in the Form of Proxy, all of whom are presently members of the Board of Directors.

Management of the Company proposes to nominate each of the following persons for election as a director. Information concerning such persons, as furnished by the individual nominees, is as follows:

Name, Province and Country of Ordinary Residence and Position Held with the Company (1)	Principal Occupation, Business or Employment for the Past Five Years (1)	Number of Common Shares Beneficially Owned (2)	Periods during which Nominee has served as a Director
John Toljanich (3) British Columbia, Canada President, Secretary, Chief Executive Officer and Director

Mr. Toljanich is a retired businessman with extensive involvement as a director of public resource and energy companies over the last fifteen years. In addition, he has thirty years experience in land and improvement appraisals and supervision.

		Nil	March 13, 2008 to present

Brent Petterson (3) British Columbia, Canada Chief Financial Officer and Director

Mr. Petterson has been a Certified General Accountant from 1989 to present. Mr. Petterson has fifteen years experience in financial reporting matters associated with public companies. Mr. Petterson is currently on the board of directors of Garibaldi Resources Corp., a public mineral exploration company with its shares listed on the TSX Venture Exchange.

	Nil	February 15, 2008 to present
Roy Brown (3) British Columbia, Canada Director

Mr. Brown has been a director of several public resource and energy companies. He is the president of Roymor Market Services Inc., a private company in the business of assisting public companies in identifying sources of capital.

	Nil	May 8, 2008 to present
(1)	The information as to country or residence and principal occupation, not being within the knowledge of the Company, has been furnished by the respective nominees.
(2)

The information as to Shares beneficially owned or over which a director exercises control or direction, directly or indirectly, not being within the knowledge of the Company, has been furnished by the respective nominees as at September 3, 2009.

(3)	Member of the Audit Committee.

Management does not contemplate that any of its nominees will be unable to serve as directors. If any vacancies occur in the slate of nominees listed above before the Meeting, then the Designated Persons intend to exercise discretionary authority to vote the Shares represented by proxy for the election of any other persons as directors.

Management recommends the approval of each of the nominees listed above for election as directors of the Company for the ensuing year.

No proposed director of the Company is, or within the 10 years before the date of this Information Circular has been, a director, chief executive officer or chief financial officer of any company that:

(a)	was subject to an order that was issued while the proposed director was acting in the capacity of director, chief executive officer or chief financial officer; or
(b)

was subject to an order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity of director, chief executive officer or chief financial officer.

No proposed director of the Company has, within 10 years before the date of this Information Circular, personally become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold its assets, nor has any proposed director been a director or an executive officer of any company that, while the person was acting in that capacity or within a year of that person ceasing to act in that capacity, has done so.

STATEMENT OF EXECUTIVE COMPENSATION

General

On September 18, 2008, the Canadian Securities Administrators announced the adoption of new rules under Form 51-102F6 Statement of Executive Compensation (the “New Form”) in respect of financial years ending on or after December 31, 2008. The disclosure contained in this section complies with the new rules. While the new rules require the compensation table to present compensation information for the Company’s three most recently completed financial years that end on or after December 31, 2008, in this first year of implementation, a company is not required to include any comparative period disclosure.

For the purpose of this Information Circular:

“CEO” of the Company means each individual who acted as chief executive officer of the Company or acted in a similar capacity for any part of the most recently completed financial year;

“CFO” of the Company means each individual who acted as chief financial officer of the Company or acted in a similar capacity for any part of the most recently completed financial year; and

“Named Executive Officers” or “NEO” means:

(a)	the Company’s CEO;
(b)	the Company’s CFO;
(c)

each of the Company’s three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year and whose total compensation was, individually, more than $150,000 as determined in accordance with subsection 1.3(6) of the New Form; and

(d)

any individual who would be a NEO under paragraph (c) but for the fact that the individual was neither an executive officer of the Company, nor acting in a similar capacity at the end of the most recently completed financial year.

Compensation Discussion and Analysis

During the Company’s most recently completed financial year, no compensation was awarded to either of the persons who acted as CEO of the Company during the year. The Company’s former CFO and a company controlled by the Company’s current CFO received nominal compensation, as described below under the table entitled “Summary Compensation Table”, for the provision of accounting services and management services, respectively, to the Company. There were no standard compensation arrangements, or other arrangements in addition to or in lieu of these standard arrangements, under which the Named Executive Officers of the Company were compensated for services in their capacity as Named Executive Officers (including any additional amounts payable for committee participation or special assignments). As the entire board of directors acts as the Company’s compensation committee, in the event that the Company determined to award compensation to its NEOs, the amount and form of such compensation would likely be determined by board discussion.

Option-Based Awards

None of the Company’s current directors and officers hold stock options to purchase Shares, although the Company has an incentive stock option plan that provides for the grant of incentive stock options to purchase Shares to its directors, officers and key employees and other persons providing ongoing services to the Company. The Company’s stock option plan is administered by its board of directors. The maximum number of Shares which may be reserved and set aside for issuance under the Company’s stock option plan is 10% of the issued and outstanding Shares on the date of issue. Each option, upon its exercise, entitles the grantee to one Share. The exercise price of Shares subject to an option will be determined by the board of directors at the time of grant. Non-incentive stock options may be granted under the Company’s stock option plan for an exercise period of up to ten years from the date of grant of the option or such lesser periods as may be determined by the Company’s board of directors. Incentive stock options may be granted under the Company’s stock option plan for an exercise period of up to five years from the date of grant.

Summary Compensation Table

Particulars of compensation paid to each Named Executive Officer in the most recently completed financial year are set out in the summary compensation table below. All amounts shown in the table are in United States dollars, the Company’s reporting currency, unless otherwise indicated.

Name and Principal Position	Year	Salary ($)	Share-based Awards(2) ($)	Option-based Awards(3) ($)	Non-equity Incentive Plan Compensation(1) ($)		Pension Value ($)	All Other Compensation ($)	Total Compensation ($)
					Annual Incentive Plans	Long-term Incentive Plans
John Toljanich(4) President, Secretary and CEO	2008	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Brent Petterson(5) CFO	2008	22,000(6)	Nil	Nil	Nil	Nil	Nil	Nil	22,000
Roy Brown(7) Director	2008	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Steve Bajic(8) Former President & Chief Executive Officer	2008	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Martin Bajic(9) Former Chief Financial Officer	2008	5,000(10)	Nil	Nil	Nil	Nil	Nil	Nil	5,000
(1)	“Non-equity Incentive Plan Compensation” includes all compensation under an incentive plan or portion of an incentive plan that is not an equity incentive plan.
(2)

“Share-based Awards” means an award under an equity incentive plan of equity-based instruments that do not have option-like features, including, for greater certainty, common shares, restricted shares, restricted share units, deferred share units, phantom shares, phantom share units, common share equivalent units, and stock.

(3)

“Option-based Awards” means an award under an equity incentive plan of options, including, for greater certainty, share options, share appreciation rights, and similar instruments that have option-like features.

(4)	John Toljanich was appointed a director of the Company on March 13, 2008 and the president, secretary and chief executive officer of the Company on May 8, 2008.
(5)	Brent Petterson was appointed a director of the Company on February 15, 2008 and chief financial officer of the Company on May 8, 2008.
(6)	MBP Management Ltd., a company controlled by Brent Petterson, received $22,000 from the Company for management services during the fiscal year ended December 31, 2008.
(7)	Roy Brown was appointed a director of the Company on May 8, 2008.
(8)	Steve Bajic was appointed president and chief executive officer of the Company on March 20, 2006. He resigned from those positions effective May 8, 2008.
(9)	Martin Bajic was appointed chief financial officer of the Company on August 22, 2006 and resigned effective May 8, 2008.
(10)	Martin Bajic received a salary of $5,000 for accounting services during the fiscal year ended December 31, 2008.

Narrative Discussion

No cash compensation was paid to any of the Company’s Named Executive Officers for services during the fiscal year ended December 31, 2008. The Company has no formal plan for compensating its Named Executive Officers for their service in their capacity as Named Executive Officers, although such Named Executive Officers are expected in the future to receive stock options to purchase common shares as awarded by the Company’s board of directors.

Incentive Plan Awards

An “incentive plan” is any plan providing compensation that depends on achieving certain performance goals or similar conditions within a specified period. An “incentive plan award” means compensation awarded, earned, paid, or payable under an incentive plan.

Outstanding Share-Based Awards and Option-Based Awards

The Company did not grant any share-based awards or option-based awards to the NEOs during the most recently completed financial year. None of the Company’s NEOs hold any options to acquire Shares.

Pension Plan Benefits

The Company does not currently have a defined benefit plan or any pension plans that provide for payments or benefits following, or in connection with, retirement. No funds were set aside or accrued by the Company during the fiscal year ended December 31, 2008 to provide pension, retirement or similar benefits for its directors or officers pursuant to any existing plan provided or contributed to by the Company or its subsidiary.

Termination and Change of Control Benefits

The Company has no contract, agreement, plan or arrangement that provides for payments to a Named Executive Officer, at, following or in connection with, any termination (whether voluntary, involuntary or constructive), resignation, retirement, change of control of the Company or change in a Named Executive Officer’s responsibilities.

Director Compensation

No cash compensation was paid to any of the Company’s directors for services as a director during the fiscal year ended December 31, 2008. The Company has no formal plan for compensating its directors for their service in their capacity as directors, although such directors are expected in the future to receive stock options to purchase Shares as awarded by the Company’s board of directors. Directors are entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of the Company’s board of directors. The Company’s board of directors may award special remuneration to any director undertaking any special services on the Company’s behalf other than services ordinarily required of a director. No director received and/or accrued any compensation for their services as a director, including for committee participation and/or special assignments, during the year ended December 31, 2008

Incentive Plan Compensation for Directors

The Company did not grant any share-based awards or option-based awards to the directors of the Company during the most recently completed financial year. None of the Company’s directors hold any options to acquire Shares.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER

EQUITY COMPENSATION PLANS

The Company has an incentive stock option plan that provides for the grant of incentive stock options to purchase Shares to its directors, officers and key employees and other persons providing ongoing services to the Company. The Company’s stock option plan is administered by its board of directors. The maximum number of Shares which may be reserved and set aside for issuance under the Company’s stock option plan is 10% of the issued and outstanding Shares on the date of issue. Each option, upon its exercise, entitles the grantee to one Share. The exercise price of Shares subject to an option will be determined by the board of directors at the time of grant. Non-incentive stock options may be granted under the Company’s stock option plan for an exercise period of up to ten years from the date of grant of the option or such lesser periods as may be determined by the Company’s board of directors. Incentive stock options may be granted under the Company’s stock option plan for an exercise period of up to five years from the date of grant.

The following table sets forth, as of the end of the Company’s most recently completed financial year, the number of securities to be issued upon exercise of outstanding stock options, the weighted-average exercise price and the number of securities remaining to be issued under equity compensation plans approved and not approved by the Shareholders.

Plan Category	Number of securities to be issued upon exercise of outstanding options (a)	Weighted-average exercise price of outstanding options (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders	Nil	Nil	Nil
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
Total	Nil	Nil	Nil

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

None of the current or former directors, executive officers or employees of the Company is or has been indebted to the Company or its subsidiaries at any time since the beginning of the last completed financial year of the Company and no indebtedness remains outstanding as at the date of this Information Circular.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as otherwise disclosed herein, no: (a) director or executive officer of the Company; (b) person or company who beneficially owns, directly or indirectly, Shares or who exercises control or direction of Shares, or a combination of both carrying more than ten percent of the voting rights attached to the Shares outstanding (an “Insider”); (c) director or executive officer of an Insider; or (d) associate or affiliate of any of the directors, executive officers or Insiders, has had any material interest, direct or indirect, in any transaction since the commencement of the Company’s most recently completed financial year or in any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries, except with an interest arising from the ownership of Shares where such person or company will receive no extra or special benefit or advantage not shared on a pro rata basis by all holders of the same class of Shares.

Since the beginning of the Company’s fiscal year ended December 31, 2008 up to September 3, 2009, the Company entered into the following related party transactions:

(a)	The Company incurred management fees of $22,000 and accounting fees of $5,000 with directors, officers and former directors during the year ended December 31, 2008;
(b)	The Company recorded stock-based compensation granted to directors, officers and former directors in the amount of $(447) for the year ended December 31, 2008;

(c)	The Company’s recorded accounts payable and accrued expenses included $525 (2007: $24,778) owing to directors, officers and former directors for the year ended December 31, 2008;
(d)	The Company incurred management fees of $21,000 and directors’ fees of $1,000 with directors and officers during the period from January 1, 2009 to September 3, 2009; and
(e)	The Company’s recorded accounts payable and accrued expenses included $Nil owing to directors, officers and former directors during the period from January 1, 2009 to September 3, 2009.

APPOINTMENT OF AUDITOR

Unless otherwise instructed, the proxies given pursuant to this solicitation will be voted for the appointment of Manning Elliott LLP, Chartered Accountants, of Vancouver, British Columbia, as auditor of the Company to hold office until the close of the next annual meeting of the Company, at a remuneration to be fixed by the Board of Directors of the Company.

Bedford Curry & Co, Chartered Accountants, was first appointed auditor of the Company on April 20, 2004. Effective January 1, 2006, Bedford Curry & Co merged with Manning Elliott LLP, Chartered Accountants, and subsequent to that date, carried on business under the name Manning Elliott LLP.

Management recommends the appointment of Manning Elliott, LLP, Chartered Accountants, to serve as auditor of the Company for the fiscal year ending December 31, 2009.

AUDIT COMMITTEE DISCLOSURE

National Instrument 52-110 of the Canadian Securities Administrators (“NI 52-110”) requires the Company, as a venture issuer, to disclose annually in its Information Circular, certain information concerning the constitution of its Audit Committee and its relationship with its independent auditor. The Audit Committee acted by consent resolution four times during the year ended December 31, 2008.

Audit Committee Charter

The following Audit Committee Charter was adopted by the Company’s Audit Committee and the Board:

Mandate

The primary function of the audit committee (the “Committee”) is to assist the Company’s Board of Directors in fulfilling its financial oversight responsibilities by reviewing the financial reports and other financial information provided by the Company to regulatory authorities and shareholders, the Company’s systems of internal controls regarding finance and accounting and the Company’s auditing, accounting and financial reporting processes. Consistent with this function, the Committee will encourage continuous improvement of, and should foster adherence to, the Company’s policies, procedures and practices at all levels. The Committee’s primary duties and responsibilities are to:

•	serve as an independent and objective party to monitor the Company’s financial reporting and internal control system and review the Company’s financial statements;
•	review and appraise the performance of the Company’s external auditors; and
•	provide an open avenue of communication among the Company’s auditors, financial and senior management and the Board of Directors.

Composition

The Committee shall be comprised of a minimum of three directors as determined by the Board of Directors. If the Company ceases to be a “venture issuer” (as that term is defined in NI 52-110), then all of the members of the

Committee shall be free from any relationship that, in the opinion of the Board of Directors, would interfere with the exercise of his or her independent judgment as a member of the Committee.

If the Company ceases to be a “venture issuer” (as that term is defined in NI 52-110), then all members of the Committee shall have accounting or related financial management expertise. All members of the Committee that are not financially literate will work towards becoming financially literate to obtain a working familiarity with basic finance and accounting practices. For the purposes of the Company’s Audit Committee Charter, the definition of “financially literate” is the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can presumably be expected to be raised by the Company’s financial statements.

The members of the Committee shall be elected by the Board of Directors at its first meeting following the annual shareholders’ meeting. Unless a Chair is elected by the full Board of Directors, the members of the Committee may designate a Chair by a majority vote of the full Committee membership.

Meetings

The Committee shall meet at least twice annually, or more frequently as circumstances dictate. As part of its job to foster open communication, the Committee will meet at least annually with the Chief Financial Officer and the external auditors in separate sessions.

Responsibilities and Duties

To fulfill its responsibilities and duties, the Committee shall:

1.	Documents/Reports Review
(a)	review and update this Audit Committee Charter annually; and
(b)

review the Company’s financial statements, MD&A and any annual and interim earnings press releases before the Company publicly discloses this information and any reports or other financial information (including quarterly financial statements), which are submitted to any governmental body, or to the public, including any certification, report, opinion, or review rendered by the external auditors.

2.	External Auditors
(a)

review annually, the performance of the external auditors who shall be ultimately accountable to the Company’s Board of Directors and the Committee as representatives of the shareholders of the Company;

(b)	obtain annually, a formal written statement of external auditors setting forth all relationships between the external auditors and the Company, consistent with Independence Standards Board Standard 1;
(c)	review and discuss with the external auditors any disclosed relationships or services that may impact the objectivity and independence of the external auditors;
(d)

take, or recommend that the Company’s full Board of Directors take appropriate action to oversee the independence of the external auditors, including the resolution of disagreements between management and the external auditor regarding financial reporting;

(e)	recommend to the Company’s Board of Directors the selection and, where applicable, the replacement of the external auditors nominated annually for shareholder approval;

(f)	recommend to the Company’s Board of Directors the compensation to be paid to the external auditors;
(g)

at each meeting, consult with the external auditors, without the presence of management, about the quality of the Company’s accounting principles, internal controls and the completeness and accuracy of the Company’s financial statements;

(h)	review and approve the Company’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditors of the Company;
(i)	review with management and the external auditors the audit plan for the year-end financial statements and intended template for such statements; and
(j)

review and pre-approve all audit and audit-related services and the fees and other compensation related thereto, and any non-audit services, provided by the Company’s external auditors. The pre-approval requirement is waived with respect to the provision of non-audit services if:

(i)

the aggregate amount of all such non-audit services provided to the Company constitutes not more than five percent of the total amount of revenues paid by the Company to its external auditors during the fiscal year in which the non-audit services are provided,

(ii)	such services were not recognized by the Company at the time of the engagement to be non-audit services, and
(iii)

such services are promptly brought to the attention of the Committee by the Company and approved prior to the completion of the audit by the Committee or by one or more members of the Committee who are members of the Board of Directors to whom authority to grant such approvals has been delegated by the Committee.

Provided the pre-approval of the non-audit services is presented to the Committee’s first scheduled meeting following such approval such authority may be delegated by the Committee to one or more independent members of the Committee.

3.	Financial Reporting Processes
(a)	in consultation with the external auditors, review with management the integrity of the Company’s financial reporting process, both internal and external;
(b)	consider the external auditors’ judgments about the quality and appropriateness of the Company’s accounting principles as applied in its financial reporting;
(c)	consider and approve, if appropriate, changes to the Company’s auditing and accounting principles and practices as suggested by the external auditors and management;
(d)	review significant judgments made by management in the preparation of the financial statements and the view of the external auditors as to appropriateness of such judgments;
(e)

following completion of the annual audit, review separately with management and the external auditors any significant difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information;

(f)	review any significant disagreement among management and the external auditors in connection with the preparation of the financial statements;
(g)	review with the external auditors and management the extent to which changes and improvements in financial or accounting practices have been implemented;
(h)	review any complaints or concerns about any questionable accounting, internal accounting controls or auditing matters;
(i)	review the certification process;
(j)	establish a procedure for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters; and
(k)	establish a procedure for the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.
4.	Other
(a)	review any related-party transactions;
(b)	engage independent counsel and other advisors as it determines necessary to carry out its duties; and
(c)	to set and pay compensation for any independent counsel and other advisors employed by the Committee.

Composition of the Audit Committee

As of the date of this Information Circular, the following are the members of the Audit Committee:

John Toljanich	Not independent	Financially literate
Brent Petterson	Not Independent	Financially literate
Roy Brown	Independent	Financially literate

Relevant Education and Experience

John Toljanich

Mr. Toljanich is a retired businessman with extensive involvement as a director of public resource and energy companies over the past fifteen years. Prior to this, he had thirty years experience in land and improvement appraisals and supervision.

Brent Petterson

Mr. Petterson has been a Certified General Accountant since 1989. He has fifteen years experience in financial reporting matters associated with public companies.

Roy Brown

Mr. Brown is the president of Roymor Market Services Inc., a private company that is in the business of assisting public companies in identifying sources of capital.

Audit Committee Oversight

At no time since the commencement of the Company’s most recently completed financial year was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Company’s Board of Directors.

Reliance on Certain Exemptions

Since the commencement of the Company’s most recently completed financial year, the Company has not relied on the exemptions contained in section 2.4 or Part 8 of NI 52-110. Section 2.4 provides an exemption from the requirement that the Audit Committee must pre-approve all non-audit services to be provided by the auditor, where the total amount of fees related to the non-audit services are not expected to exceed 5% of the total fees payable to the auditor in the fiscal year in which the non-audit services were provided. Section 8 permits a company to apply to a securities regulatory authority for an exemption from the requirements of NI 52-110 in whole or in part.

Pre-Approval Policies and Procedures

The Audit Committee has adopted specific policies and procedures for the engagement of non-audit services as described in the Audit Committee Charter under the heading “External Auditors”.

External Auditor Service Fees (By Category)

In the following table, “audit fees” are fees billed by the Company’s external auditor for services provided in auditing the Company’s annual financial statements for the subject year. “Audit-related fees” are fees not included in audit fees that are billed by the auditor for assurance and related services that are reasonably related to the performance of the audit review of the Company’s financial statements. “Tax fees” are fees billed by the auditor for professional services rendered for tax compliance, advice and planning. “All other fees” are fees billed by the auditor for products and services not included in the foregoing categories.

The aggregate fees billed by the Company’s external auditors in each of the last two fiscal years, by category, are as follows:

Financial Year Ending	Audit Fees(1)	Audit Related Fees(2)	Tax Fees(3)	All Other Fees(4)
December 31, 2008	$22,500	Nil	Nil	Nil
December 31, 2007	$26,000	$16,250	Nil	Nil
(1)	“Audit fees” means fees billed by the Company’s external auditor for services provided in auditing the Company’s annual financial statements for the subject year.
(2)

“Audit-related fees” are fees not included in the fees that are billed by the auditor for assurance and related services that are reasonably related to the performance of the audit review of the Company’s financial statements.

(3)	“Tax fees” are fees billed by the auditor for professional services rendered for tax compliance, tax advice and tax planning.
(4)	“All other fees” are fees billed by the auditor for products and services not included in the foregoing categories.

Exemption

The Company is relying on the exemption provided by section 6.1 of NI 52-110 which provides that the Company, as a venture issuer, is not required to comply with Part 3 (Composition of the Audit Committee) and Part 5 (Reporting Obligations) of NI 52-110.

MANAGEMENT CONTRACTS

Except as otherwise disclosed herein, there are no management functions of the Company or any of its subsidiaries that are to any substantial degree performed other than by the directors and executive officers of the company or subsidiary.

CORPORATE GOVERNANCE

Pursuant to National Policy 58-101, Disclosure of Corporate Governance Practices, the Company is required to and hereby discloses its corporate governance practices as follows:

Board of Directors

The Board of Directors of the Company facilitates its exercise of independent supervision over the Company’s management through frequent meetings of the Board. During the fiscal year ended December 31, 2008, the Board of Directors acted by consent resolution on six occasions.

Mr. Brown is “independent” in that he is independent and free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with his ability to act in the best interests of the Company. As Mr. Toljanich is the president and chief executive officer of the Company and Mr. Brent Petterson is the chief financial officer of the Company, they are not considered independent.

Directorships

The following nominees for director positions are also directors of the following other reporting issuers (or the equivalent in another jurisdiction):

Name of Director of the Company	Names of Other Reporting Issuers
John Toljanich	None
Brent Petterson	Garibaldi Resources Corp.
Roy Brown	None

Orientation and Continuing Education

The Board of Directors of the Company briefs all new directors with respect to the policies of the Board of Directors and other relevant corporate and business information. The Board does not provide any continuing education.

Ethical Business Conduct

The Board has found that the fiduciary duties placed on individual directors by the Company’s governing corporate legislation and the common law and the restrictions placed by applicable corporate legislation on an individual director’s participation in decisions of the Board in which the director has an interest have been sufficient to ensure that the Board operates independently of management and in the best interests of the Company.

Nomination of Directors

The Board of Directors is responsible for identifying individuals qualified to become new Board members and recommending to the Board new director nominees for the next annual meeting of Shareholders.

New nominees must have a track record in general business management, special expertise in an area of strategic interest to the Company, the ability to devote the required time, support for the Company’s mission and strategic objectives, and a willingness to serve.

Compensation

The Board of Directors conducts reviews with regard to the compensation of the directors and the chief executive officer once a year. To make its recommendations on such compensation, the Board of Directors takes into account the types of compensation and the amounts paid to directors and officers of comparable publicly traded Canadian companies.

Other Board Committees

The Board of Directors has no committees other than the Audit Committee.

Assessments

The Board of Directors regularly monitors the adequacy of information given to directors, communications between the Board and management, and the strategic direction and processes of the Board and the Audit Committee.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

Other Matters

The management of the Company is not aware of any other matter to come before the Meeting other than as set forth in the Notice of the Meeting. If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed Form of Proxy to vote the Shares represented thereby in accordance with their best judgment on such matter.

ADDITIONAL INFORMATION

Additional information relating to the Company is available on the SEDAR website at www.sedar.com. Financial information relating to Newcastle Resources Ltd. is provided in the Company’s comparative audited financial statements for the financial year ended December 31, 2008. Shareholders may contact the Company to request copies of financial statements and the related Management’s Discussion and Analysis, free of charge, at the following address: Suite 605 – 475 Howe Street, Vancouver, British Columbia, V6C 2B3, Attn: Brent Petterson.

In order for you to receive timely delivery of the documents in advance of the Meeting, the Company should receive your request no later than September 18, 2009. The Company has not authorized anyone to give any information or make any representation that is different from, or in addition to, that contained in this Information Circular. Therefore, if anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this Information Circular or the solicitation of proxies is unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this Information Circular does not extend to you. The information contained in this Information Circular is accurate only as of the date of this Information Circular unless the information specifically indicates that another date applies.

APPROVAL OF THE BOARD OF DIRECTORS

The contents of this Information Circular has been approved, and the delivery of it to each Shareholder of the Company entitled thereto and to the appropriate regulatory agencies, has been authorized by the Board of Directors of the Company.

Dated at Vancouver, British Columbia this 3rd day of September, 2009.

ON BEHALF OF THE BOARD OF DIRECTORS OF

NEWCASTLE RESOURCES LTD.

/s/ John Toljanich

John Toljanich

President, Secretary and Chief Executive Officer

NEWCASTLE RESOURCES LTD.

Computershare

9th Floor, 100 University Avenue

Toronto, Ontario M5J 2Y1

www.computershare.com

Security Class

Holder Account Number

Form of Proxy - Annual and Special Meeting to be held on October 6, 2009

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1.

Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).

2.

If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.

3.	This proxy should be signed in the exact manner as the name appears on the proxy.
4.	If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.
5.

The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.

6.

The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.

7.	This proxy confers discretionary authority in respect of amendments to matters identified in the Notice of Meeting or other matters that may properly come before the meeting.
8.	This proxy should be read in conjunction with the accompanying documentation provided by Management.

Proxies submitted must be received by 2:00 PM, Pacific Daylight Time, on Friday, October 2, 2009.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

To Vote Using the Telephone	To Vote Using the Internet
Call the number listed BELOW from a touch tone telephone.	Go to the following web site:
1-866-732-VOTE (8683) Toll Free	www.investorvote.com

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.

Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy.

Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER, HOLDER ACCOUNT NUMBER and ACCESS NUMBER listed below.

CONTROL NUMBER	HOLDER ACCOUNT NUMBER	ACCESS NUMBER

Appointment of Proxyholder I/We, being holder(s) of Newcastle Resources Ltd. hereby appoint(s): John Toljanich, or failing him Brent Petterson,			OR	Print the name of the person you are appointing if this person is someone other than the Chairman of the Meeting.

as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the shareholder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual General Meeting of shareholders of Newcastle Resources Ltd. to be held at 800-885 West Georgia Street, Vancouver, BC on October 6, 2009 at 2:00 PM (Pacific Daylight Time) and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.
							For	Against
1. Set the Number of Directors To set the number of Directors at three (3).							[ ]	[ ]

2. Election of Directors	For	Withhold		For	Withhold		For	Withhold
01. John Toljanich	[ ]	[ ]	02. Brent Petterson	[ ]	[ ]	03. Roy Brown	[ ]	[ ]
							For	Withhold
3. Appointment of Auditors Appointment of Manning Elliott LLP as the auditors of the Company for the ensuing year and authorizing the directors to fix their remuneration.							[ ]	[ ]

Authorized Signature(s) – This section must be completed by your instructions to be executed

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If No voting instructions are indicated above, this Proxy will be voted as recommended by Management.

				Signature(s)			Date ___________________

Interim Financial Statements – Mark this box if you would like to receive interim financial statements and accompanying Management’s Discussion and Analysis by mail	[ ]	Annual Financial Statements – Mark this box if you would like to receive Annual financial statements and accompanying Management’s Discussion and Analysis by mail	[ ]

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

NEWCASTLE RESOURCES LTD.

Computershare

9th Floor, 100 University Avenue

Toronto, Ontario M5J 2Y1

www.computershare.com

Security Class

Holder Account Number

Intermediary

Voting Instruction Form (“VIF”) – Annual General Meeting to be held on October 6, 2009.

NON-REGISTERED (BENEFICIAL) SHAREHOLDERS

1.

We are sending to you the enclosed proxy-related materials that relate to a meeting of the holders of the series or class of securities that are held on your behalf by the intermediary identified above. Unless you attend the meeting and vote in person, your securities can be voted only by Management, as proxy holder of the registered holder, in accordance with your instructions.

2.

We are prohibited from voting these securities on any of the matters to be acted upon at the meeting without your specific voting instructions. In order for these securities to be voted at the meeting, it will be necessary for us to have your specific voting instructions. Please complete and return the information requested in this VIF to provide your voting instructions to us.

3.

If you wish to attend the meeting in person or appoint some other person or company, who need not be a shareholder, to attend and act on your behalf at the meeting or any adjournment or postponement thereof, please insert your name(s) or the name of your chosen appointee in the space provide (please see reverse).

4

This VIF should be signed by you in the exact manner as your name appears on the VIF. If these voting instructions are given on behalf of a body corporate set out the full legal name of the body corporate, the name and position of the person giving voting instructions on behalf of the body corporate and the address for service of the body corporate.

5.	If this VIF is note dated, it will be deemed to bear the date on which it is mailed by Management to you.
6.

When properly signed and delivered, securities represented by this VIF will be voted as directed by you, however, if such a direction is not made in respect of any matter, the VIF will direct the voting of the securities to be made as recommended in the documentation provided by Management for the meeting.

7.

This VIF confers discretionary authority on the appointee to vote as the appointee sees fit in respect of amendments or variations to matters identified in the Notice of Meeting or other matters as may properly come before the meeting or any adjournment or postponement thereof.

8.

Should you wish to receive a legal form of proxy, please write to Computershare at the address indicated above and one will be sent to you by mail. Please remember that a legal proxy is subject to all terms and conditions that apply to proxies as outlined in the documentation provided by Management including any cut-off time for receipt.

9.	Your voting instructions will be recorded on receipt of the VIF and a legal form of proxy will be submitted on your behalf.
10.	By providing voting instructions as requested, you are acknowledging that you are the beneficial owner of, and are entitled to instruct us with respect to the voting of these securities.
11.	If you have any questions regarding the enclosed documents, please contact the Registered Representative who services your account.
12.	This VIF should be read in conjunction with the accompanying documentation provided by Management.

VIF’s submitted must be received by 2:00 PM, Pacific Daylight Time, on Friday, October 2, 2009.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

To Vote Using the Telephone	To Vote Using the Internet
Call the number listed BELOW from a touch tone telephone.	Go to the following web site:
1-866-732-VOTE (8683) Toll Free	www.investorvote.com

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.

Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy.

Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER, HOLDER ACCOUNT NUMBER and ACCESS NUMBER listed below.

CONTROL NUMBER	HOLDER ACCOUNT NUMBER	ACCESS NUMBER

Appointees Management Appointees are: John Toljanich, or failing him Brent Petterson,			OR	If you wish to attend in person or appoint someone else to attend on your behalf, print your name or the name of your appointee in this space (see Note #3 on reverse).

as my/our appointee to attend, act and to vote in accordance with the following direction (or if no directions have been given, as the appointee sees fit) and all other matters that may properly come before the Annual General Meeting of shareholders of Newcastle Resources Ltd. to be held at 800-885 West Georgia Street, Vancouver, BC on October 6, 2009 at 2:00 PM (Pacific Daylight Time) and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.
							For	Against
1. Set the Number of Directors To set the number of Directors at three (3).							[ ]	[ ]

2. Election of Directors	For	Withhold		For	Withhold		For	Withhold
01. John Toljanich	[ ]	[ ]	02. Brent Petterson	[ ]	[ ]	03. Roy Brown	[ ]	[ ]
							For	Withhold
3. Appointment of Auditors Appointment of Manning Elliott LLP as the auditors of the Company for the ensuing year and authorizing the directors to fix their remuneration.							[ ]	[ ]

Authorized Signature(s) – This section must be completed for your instructions to be executed

If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this VIF with signing capacity stated.

				Signature(s)			Date ___________________

Interim Financial Statements – Mark this box if you would like to receive interim financial statements and accompanying Management’s Discussion and Analysis by mail.	[ ]	Annual Financial Statements – Mark this box if you would like to receive Annual financial statements and accompanying Management’s Discussion and Analysis by mail.	[ ]	Should you wish to receive a legal proxy, refer to Note #8 on reverse.

If you are not mailing back your VIF, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

NEWCASTLE RESOURCES LTD.

Computershare

9th Floor, 100 University Avenue

Toronto, Ontario M5J 2Y1

www.computershare.com

Interim Financial Statements	Annual Financial Statements
Mark this box if you would like to receive Interim Financial Statements by mail.	Mark this box if you would like to receive Annual Financial Statements by mail.

Financial Statements Request Form

If you would like to receive either interim financial statements and associated Management Discussion and Analysis and/or the annual financial statements and associated Management Discussion and Analysis, please make your selection above.

Computershare will use the information collected solely for the mailing of such financial statements. You may view Computershare’s Privacy Code at www.computershare.com/privacy or by requesting that we mail you a copy.

Please place my name on your financial statement mailing list:

Name

Apt	Street Number	Street Name

City	Prov / State	Postal Code / Zip Code

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Newcastle Resources Ltd.

/s/ Brent Petterson

Brent Petterson,

Chief Financial Officer and Director

Date: October 9, 2009

CW2932264.1